SUB-ITEM 77M


The LSA Variable Series Trust Disciplined Equity Fund (the "Disciplined Equity Fund") was acquired by the LSA Variable Series Trust Focused Equity Fund (now known as the LSA Variable Series Trust Equity Growth Fund) (hereinafter the "Acquiring Fund"). At a Special Meeting of Shareholders held on March 20, 2003, the shareholders of the Disciplined Equity Fund approved an Agreement and Plan of Reorganization ("Plan of Reorganization"). The Plan of Reorganization provided for, among other things, the transfer of all of the assets and liabilities of the Disciplined Equity Fund to the Acquiring Fund in exchange for shares of the Acquiring Fund. Upon receipt, shares of the Acquiring Fund were distributed to the Disciplined Equity Fund's shareholders. The closing of the Plan of Reorganization occurred on May 1, 2003. Accordingly, the Disciplined Equity Fund has ceased to exist as (1) an investment company under the Investment Company Act of 1940, as amended; and (2) a separate designated series of shares of the LSA Variable Series Trust.